================================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                                Amendment No. 1

                               ----------------

                              Quantum Corporation
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

                               ----------------

          Options to Purchase Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                               ----------------

                                   747906204
       (CUSIP Number of Class of Securities of Underlying Common Stock)

                               ----------------

                               Michael A. Brown
                     Chairman and Chief Executive Officer
                              Quantum Corporation
                              501 Sycamore Drive
                              Milpitas, CA 95035
                                (408) 894-4000
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                               ----------------

                                  Copies to:
                            Steven E. Bochner, Esq.
                       Wilson Sonsini Goodrich & Rosati,
                           Professional Corporation
                              650 Page Mill Road
                       Palo Alto, California  94304-1050
                                (650) 493-9300


                           CALCULATION OF FILING FEE

===============================================================================
   Transaction Valuation*                            Amount of Filing Fee
-------------------------------------------------------------------------------
         $28,246,586                                        $5649.32**
===============================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,620,277 shares of common stock of Quantum Corporation having an aggregate value of $28,246,586 as of June 1, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**  Previously paid.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: Not applicable.
    Form or Registration No.: Not applicable.
    Filing party: Not applicable.
    Date filed: Not applicable.

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [_] third party tender offer subject to Rule 14d-1.
    [X] issuer tender offer subject to Rule 13e-4.
    [_] going-private transaction subject to Rule 13e-3.
    [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

================================================================================

     This Amendment No. 1 amends and restates the Tender Offer Statement on Schedule TO filed by Quantum Corporation (the "Company") with the Securities and Exchange Commission on June 4, 2001 relating to an offer by the Company to exchange options to purchase approximately 2,620,277 shares of the Company's common stock outstanding under the Company's 1993 Long-Term Incentive Plan, the Quantum Corporation Supplemental Stock Option Plan, the Quantum Corporation 1986 Stock Option Plan, the Meridian Data, Inc. 1997 Stock Plan, the Parallan Computer, Inc. 1988 Incentive Stock Plan, the Meridian Data 1987 Incentive Stock Plan, the ATL Products, Inc. 1997 Stock Incentive Plan and the ATL Products, Inc. 1996 Stock Incentive Plan that have an exercise price of $14 or more and are held by eligible employees for new options that will be granted under the Company's Supplemental Stock Option Plan, upon the terms and subject to the conditions set forth under the Offer to Exchange Certain Outstanding Options held by Eligible Employees dated June 4, 2001, the related memorandum from Michael A. Brown dated June 4, 2001, the Election Form and the Notice to Change Election from Accept to Reject (which together constitute the "Offer").

     This amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.  Summary Term Sheet.

     Item 1 is hereby amended and supplemented as follows:

     The paragraph following Question 21 in the section entitled "Summary Term Sheet" in the Offer to Exchange Certain Outstanding Options held by Eligible Employees dated June 4, 2001, attached to Schedule TO as Exhibit (a)(1), is hereby amended and restated to read:

     "The Offer expires on July 3, 2001, at 5 p.m., Pacific Daylight Time, unless we extend it. We may, in our discretion, extend the Offer at any time, but we cannot assure you that the Offer will be extended or, if extended, for how long. If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the next business day following the previously scheduled expiration of the offer period. (Pages 20 and 46)"

Item 4.  Terms of the Transaction.

     Item 4(a) is hereby amended and supplemented as follows:

     The revised information set forth in the paragraph following Question 21 in the section entitled "Summary Term Sheet" and in the fourth paragraph of the section entitled "Extension of the Offer; Termination; Amendment" of the Offer to Exchange Certain Outstanding Options held by Eligible Employees dated June 4, 2001, attached to Schedule TO as Exhibit (a)(1), is hereby incorporated herein by reference.

Item 12.  Exhibits.

     Item 12 is hereby amended and supplemented as follows:

     The fourth paragraph of the section entitled "Extension of the Offer; Termination; Amendment" in the Offer to Exchange Certain Outstanding Options held by Eligible Employees dated June 4, 2001, attached to Schedule TO as Exhibit (a)(1), is hereby amended and restated to read:

     "Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made through the Offer will be disseminated no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date to option holders in a manner reasonably designated to inform option holders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones News Service."

     The Election Form, attached to Schedule TO as Exhibit (a)(4), is amended and restated to delete any references to a requirement that optionee affirmatively acknowledge reading and understanding the terms and conditions of the Offer. With respect to Election forms that have been executed and returned by an optionee prior to the filing of this Amendment No. 1, the Company agrees not to enforce its previous requirement that optionee affirmatively acknowledge reading and understanding the terms and conditions of the Offer.

     (a) (1) Offer to Exchange Certain Outstanding Options Held by Eligible Employees dated June 4, 2001.

          (2) Memorandum from Michael A. Brown to Quantum's Employees dated June 4, 2001.*

          (3) Press Release Issued by Quantum Corporation Announcing Voluntary Stock Option Exchange Program for Eligible Employees.*

          (4)  Election Form.

          (5)  Joint Election Form (Quantum U.K.).*

          (6)  Notice to Change Election from Accept to Reject.*

          (7)  Form of Promise to Grant Stock Option.*

          (8) Quantum Corporation Quarterly Report on Form 10-Q for its quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001 and incorporated herein by reference.

          (9) Quantum Corporation Annual Report on Form 10-K for its fiscal year ended March 31, 2000, filed with the Securities and Exchange Commission on June 28, 2000 and incorporated herein by reference.

     (b)  Not applicable.

     (d) (1) Quantum Corporation Supplemental Stock Option Plan (As amended May 29, 2001).*

          (2) Quantum Corporation Supplemental Stock Option Plan Form of Stock Option Agreement.*

          (3)  Quantum Corporation Supplemental Stock Option Plan Prospectus.*

          (4) Quantum Corporation 1993 Long-Term Incentive Plan (As amended May 29, 2001).*

          (5) Quantum Corporation 1993 Long-Term Incentive Plan Form of Stock Option Agreement.*

          (6)  Quantum Corporation 1986 Stock Plan.*

          (7)  Meridian Data, Inc. 1997 Stock Plan.*

          (8)  Meridian Data, Inc. 1997 Stock Plan Form of Stock Option
               Agreement.*

          (9)  Parallan Computer, Inc. 1988 Incentive Stock Plan.*

          (10) Meridian Data, Inc. 1987 Incentive Stock Plan.*

          (11) Meridian Data, Inc. 1987 Incentive Stock Plan Form of Stock Option Agreement.*

          (12) Meridian Data, Inc. 1987 Incentive Stock Plan Form of Nonstatutory Stock Option Agreement.*

          (13) ATL Products, Inc. 1997 Stock Incentive Plan.*

          (14) ATL Products, Inc. 1996 Stock Incentive Plan.*

     (g)  Not applicable.

     (h)  Not applicable.

     * Previously filed as an exhibit to the Schedule TO filed by Quantum Corporation on June 4, 2001.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Schedule TO is true, complete and correct.

                                    QUANTUM CORPORATION

                                    /s/ RENEE BUDIG
                                    ----------------------------------------
                                    Renee Budig
                                    Acting Chief Financial Officer

Date:     June 22, 2001
       -------------------

                               INDEX TO EXHIBITS

  Exhibit
   Number                                     Description
 ----------           ---------------------------------------------------------
   (a)(1)             Offer to Exchange Certain Outstanding Options Held by
                      Eligible Employees dated June 4, 2001.

   (a)(2) Memorandum from Michael A. Brown to Quantum's Employees dated June 4, 2001.*

   (a)(3)             Press Release Issued by Quantum Corporation Announcing
                      Voluntary Stock Option Exchange Program for Eligible
                      Employees.*

   (a)(4)             Election Form.

   (a)(5)             Joint Election Form (Quantum U.K.).*

   (a)(6)             Notice to Change Election from Accept to Reject.*

   (a)(7)             Form of Promise to Grant Stock Option.*

   (a)(8) Quantum Corporation Quarterly Report on Form 10-Q for its quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001 and incorporated herein by reference.

   (a)(9) Quantum Corporation Annual Report on Form 10-K for its fiscal year ended March 31, 2000, filed with the Securities and Exchange Commission on June 28, 2000 and incorporated herein by reference.

   (d)(1) Quantum Corporation Supplemental Stock Option Plan (As amended May 29, 2001).*

   (d)(2)             Quantum Corporation Supplemental Stock Option Plan Form of
                      Stock Option Agreement.*

   (d)(3)             Quantum Corporation Supplemental Stock Option Plan
                      Prospectus.*

   (d)(4) Quantum Corporation 1993 Long-Term Incentive Plan (As amended May 29, 2001).*

   (d)(5)             Quantum Corporation 1993 Long-Term Incentive Plan Form of
                      Stock Option Agreement.*

   (d)(6)             Quantum Corporation 1986 Stock Plan (As amended May
                      1991).*

   (d)(7)             Meridian Data, Inc. 1997 Stock Plan.*

   (d)(8)             Meridian Data, Inc. 1997 Stock Plan Form of Stock Option
                      Agreement.*

  Exhibit
   Number                                     Description
 ----------           ---------------------------------------------------------

   (d)(9)             Parallan Computer Inc. 1988 Incentive Stock Plan.*

   (d)(10)            Meridian Data, Inc. 1987 Incentive Stock Plan.*

   (d)(11)            Meridian Data, Inc. 1987 Incentive Stock Plan Form of
                      Stock Option Agreement.*

   (d)(12)            Meridian Data, Inc. 1987 Incentive Stock Plan Form of
                      Nonstatutory Stock Option Agreement.*

   (d)(13)            ATL Products, Inc. 1997 Stock Incentive Plan.*

   (d)(14)            ATL Products, Inc. 1996 Stock Incentive Plan.*

     * Previously filed as an exhibit to the Schedule TO filed by Quantum Corporation on June 4, 2001.

                                      -2-